Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release PRESS RELEASE DATED NOVEMBER 17, 2009	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ EDWARD HU
Name:	Edward Hu
Title:	Chief Financial Officer

Date: November 20, 2009

3

WuXi PharmaTech Announces Third-Quarter 2009 Results

SHANGHAI, China, November 17, 2009 /Xinhua-PRNewswire/—WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for third-quarter 2009.

Third-Quarter 2009 Highlights

•	Net revenues grew 10% year over year to $70.0 million

•	Laboratory Services net revenues increased 20% year over year to $64.3 million

•	China-based Laboratory Services net revenues grew 29% year over year to $48.0 million

•	U.S.-based Laboratory Services net revenues decreased 1% year over year to $16.3 million

•	Manufacturing Services net revenues decreased 44% year over year to $5.7 million

•	GAAP diluted earnings per ADS grew 96% year over year to 19 cents

•	Non-GAAP diluted earnings per ADS grew 32% year over year to 24 cents

Management Comment

“WuXi PharmaTech continued to achieve strong financial and operational performance in the third quarter of 2009, while making the investments necessary to sustain our growth in 2010 and beyond,” said Dr. Ge Li, Chairman and Chief Executive Officer. “We achieved double-digit year-over-year revenue and EPS growth in the quarter, driven by a strong performance in our China-based Laboratory Services business. We achieved our target of 3-5% sequential growth in net revenues in the quarter, coming in at the upper end of that range. Profit margins were strong in the quarter, and as a result our earnings performance exceeded our expectation.

“This strong performance gives us confidence that we will achieve our guidance for full-year 2009 revenue of $265-$275 million. Our China-based Laboratory Services business is performing better than previously expected, and we are increasing our full-year 2009 revenue guidance for that business to 23-26% from our previous guidance of 20-23% growth. We continue to expect that full-year 2009 Manufacturing Services net revenues will be $20-$30 million, depending on delivery schedules. As a result of better than expected profitability in the third quarter, we are increasing our full-year 2009 guidance for adjusted EBITDA to $86-90 million from our previous guidance of $80-85 million.

“Our confidence in the continued success of our business model leads us to continue to make investments to build our capabilities and capacities. We increased our total company headcount by about 400 people in the third quarter from college recruiting, mainly in Laboratory Services, as demand for our broad range of laboratory services continues to grow. Our total company headcount was 4,135, including 3,230 scientists, at the end of September 2009. We continued to make strong capital investment, which we expect to be about $55-60 million for full-year 2009, with capital investment through September 30 totaling $33.4 million.

“We continue to make progress in building our capabilities in two new businesses—toxicology and large-scale manufacturing. In toxicology, we have initiated non-GLP studies as well as client-sponsored GLP validation studies, both of which are intended to develop our capability to conduct GLP studies. We remain on target with our previous timetable to offer GLP toxicology services by mid-2010. In our recently completed large-scale manufacturing facility, we are undertaking test runs in the fourth quarter. The timing of initial revenue in large-scale manufacturing depends on the progress of our customers’ products in clinical trials. As a result of these investments, we expect Laboratory Services, toxicology, and large-scale manufacturing each to be major contributors to the company’s growth in revenues and earnings over the next several years,” Dr. Li concluded.

GAAP Results

Third-quarter 2009 net revenues increased 10% year over year to $70.0 million due to 20% growth in Laboratory Services net revenues, partially offset by a 44% decline in Manufacturing Services net revenues. Laboratory Services net revenues in third-quarter 2009 benefited from stronger demand for our integrated drug discovery and development services. Manufacturing Services net revenues are inherently variable due to fluctuating demand and customer delivery schedules and are also being impacted by lower demand.

Third-quarter 2009 GAAP gross profit increased 18% year over year to $28.8 million, mainly due to an increased contribution from Laboratory Services, driven by both revenue growth and gross-margin improvement, offset by a decline in the gross-profit contribution of Manufacturing Services from lower revenues. Third-quarter 2009 GAAP gross margin improved year over year to 41.1% from 38.4%, mainly due to lower amortization expenses for acquired intangible assets as a result of a lower balance for these assets following impairment charges taken in fourth-quarter 2008. In addition, GAAP gross margin benefited from a larger contribution from our higher-margin Laboratory Services business and improved profitability of newer downstream laboratory services, offset by higher expenses related to the startup of the Suzhou toxicology facility. Gross margin from Laboratory Services improved year over year to 42.9% from 40.6% for the same reasons. Partially offsetting this benefit, gross margin declined year over year in Manufacturing Services to 21.1% from 26.8% due primarily to unfavorable project mix and lower demand.

Third-quarter 2009 GAAP operating income increased 35% year over year to $14.6 million due to the 18% increase in gross margin and only a 4% increase in operating expenses. Operating expenses consisted of an 8% increase in general and administrative expenses mainly due to increased staffing, partially offset by a 21% decrease in selling and marketing expenses, mainly due to reduced staffing and cost-control efforts.

Third-quarter 2009 GAAP net income from continuing operations increased 72% year over year to $14.5 million due to the 35% increase in operating income, a favorable change in other income (expenses) net, and lower taxes. Other income (expenses) net in third-quarter 2009 included losses from foreign-exchange forward contracts of $0.5 million, compared to losses of $2.3 million on such contracts in third-quarter 2008. Taxes in third-quarter 2009 were $0.9 million, compared to $1.5 million in third-quarter 2008.

Third-quarter 2009 GAAP net income grew 97% year over year due to the 72% increase in net income from continuing operations and lower losses from discontinued operations. Third-quarter 2008 GAAP net income included a loss from discontinued operations of $1.2 million related to the biologics manufacturing business. The loss from discontinued operations in third-quarter 2009 of $0.2 million resulted from a write-off of certain obsolete assets. Third-quarter 2009 GAAP diluted earnings per ADS grew 96% year over year to 19 cents, compared to 10 cents in third-quarter 2008, due primarily to the 97% increase in net income.

Non-GAAP Results

Non-GAAP financial results excluded the impact of share-based compensation expenses, amortization and the deferred tax impact of acquired intangible assets, and losses from discontinued operations.

Third-quarter 2009 non-GAAP gross profit increased 8% year over year to $30.2 million, mainly due to the favorable impact of higher gross profit in the Laboratory Services business driven by 20% higher revenues, partially offset by a decrease in Laboratory Services gross margins from 46.9% to 45.0% and a decline in the gross-profit contribution from Manufacturing Services due to lower revenues and lower gross margins. Third-quarter 2009 non-GAAP gross margin declined year over year to 43.2% from 43.7% due to higher expenses from the Suzhou toxicology facility, which more than offset the favorable impact of the larger contribution of our higher-margin Laboratory Services business and improved profitability of services downstream from discovery chemistry.

Third-quarter 2009 non-GAAP operating income increased 8% year over year to $18.0 million primarily due to the 8% increase in non-GAAP gross profit, offset by a 10% increase in operating expenses mainly due to increased staffing in general and administrative functions.

Third-quarter 2009 non-GAAP net income grew 33% year over year to $17.6 million due to an 8% increase in non-GAAP operating income, a favorable change in other income (expenses) net, and lower taxes. Changes in other income (expenses) net and taxes are discussed above for GAAP results. Diluted non-GAAP earnings per ADS from continuing operations grew 32% year over year to 24 cents compared to 18 cents in third-quarter 2008, mainly due to the 33% increase in non-GAAP net income.

(See the table titled Reconciliation of GAAP to Non-GAAP below).

2009 Financial Guidance Update

We update our full-year 2009 financial guidance as follows:

•	We reconfirm our expectation for total net revenues of $265-$275 million

•	We now anticipate growth in net revenues of China-based Laboratory Services of 23-26%, compared to our previous guidance of 20-23%

•	We continue to project that full-year 2009 net revenues of U.S.-based Laboratory Services will increase slightly compared to 2008 net revenues on a pro-forma basis

•	We continue to project full-year 2009 Manufacturing Services net revenues of $20-$30 million, with the outcome within that range subject to client delivery schedules

•

We expect adjusted EBITDA (excluding share-based compensation charges and potential mark-to-market gains or losses from foreign-currency forward contracts) of $86-$90 million, compared to previous guidance of $80-85 million

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	September 30, 2009	December 31, 2008

Assets:
Current assets:
Cash and cash equivalents	85,467	56,624
Restricted cash	1,262	1,338
Short-term investment	21,965	14,631
Accounts receivable, net	45,567	36,457
Inventories	13,727	6,926
Prepaid expenses and other current assets	9,225	7,281
Assets of discontinued operations (Note 1, 2)	1,905	6,508

Total current assets	179,118	129,765

Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	180,148	152,704
Intangible assets, net	7,487	9,934
Prepaid land use rights	5,336	5,424
Deferred tax assets	10,304	8,807
Other non-current assets	5,926	5,809

Total non-current assets	233,157	206,634

Total assets	412,275	336,399

Liabilities and shareholders’ equity:
Current liabilities:
Short-term and current portion of long-term debt	47,196	7,558
Accounts payable	26,778	19,829
Accrued expenses	13,727	14,279
Deferred revenue	3,284	3,373
Advanced subsidies	2,095	3,080
Other taxes payable	3,067	5,742
Other current liabilities	4,167	3,448
Liabilities of discontinued operations (Note 1)	—	1,495

Total current liabilities	100,314	58,804

Non-current liabilities:
Long-term debt, excluding current portion	2,179	2,305
Advanced subsidies	1,762	1,819
Convertible notes	35,864	35,864
Other non-current liabilities	7,582	6,731

Total non-current liabilities	47,387	46,719

Total liabilities	147,701	105,523

Shareholders’ equity:
Ordinary shares ($0.02 par value, 5,002,500,000 authorized as of September 30, 2009 and December 31, 2008, respectively; 548,450,566 and 529,385,590 issued and outstanding as of September 30, 2009 and December 31, 2008, respectively)	10,969	10,588
Additional paid-in capital	317,309	324,629
Accumulated deficit	(80,758)	(121,505)
Accumulated other comprehensive income	17,054	17,164

Total shareholders’ equity	264,574	230,876

Total liabilities and shareholders’ equity	412,275	336,399

Note 1:	The biologics manufacturing operations in Philadelphia, which management decided to close in December 2008, were classified as discontinued operations.
Note 2:	Assets of discontinued operations included assets held for sale of $ 1,905,395 as of September 30, 2009.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008	% Change	2009	2008 (Note 3)	% Change
Net revenues:
Laboratory Services	64,284	53,563	20%	182,369	147,604	24%
Manufacturing Services	5,757	10,224	(44)%	13,774	41,433	(67)%

Total net revenues	70,041	63,787	10%	196,143	189,037	4%

Cost of revenues:
Laboratory Services	(36,731)	(31,828)	15%	(105,790)	(86,133)	23%
Manufacturing Services	(4,540)	(7,484)	(39)%	(11,184)	(26,837)	(58)%

Total cost of revenues	(41,271)	(39,312)	5%	(116,974)	(112,970)	4%

Gross profit:
Laboratory Services	27,553	21,375	27%	76,579	61,471	25%
Manufacturing Services	1,217	2,740	(56)%	2,590	14,596	(82)%

Total gross profit	28,770	24,475	18%	79,169	76,067	4%

Operating expenses:
Selling and marketing expenses	(1,571)	(1,988)	(21)%	(5,318)	(5,214)	2%
General and administrative expenses	(12,567)	(11,623)	8%	(35,309)	(35,080)	1%

Total operating expenses	(14,138)	(13,611)	4%	(40,627)	(40,294)	1%

Operating income	14,632	10,864	35%	38,542	35,773	8%

Other income (expenses), net:
Other income (expenses), net	861	(1,067)	*	7,229	(541)	*
Interest income (expenses), net	(139)	149	*	(45)	644	*

Total other income (expenses), net	722	(918)	*	7,184	103	*

Income from continuing operations before income taxes	15,354	9,946	54%	45,726	35,876	27%
Income tax (expenses) benefit	(853)	(1,527)	(44)%	(4,805)	(1,593)	202%

Income from continuing operations	14,501	8,419	72%	40,921	34,283	19%

Loss on discontinued operations, net (Note 1)
Loss from operations of discontinued component	(313)	(1,853)	(83)%	(313)	(7,375)	(96)%
Income tax benefit	139	701	(80)%	139	2,740	(95)%

Loss on discontinued operations	(174)	(1,152)	(85)%	(174)	(4,635)	(96)%

Net income	14,327	7,267	97%	40,747	29,648	37%

Basic net earnings (loss) per ADS:
Earnings from continuing operations	$0.21	$0.13	63%	$0.60	$0.54	11%
Loss on discontinued operations—net of tax (Note 1)	(0.00)	$(0.02)	*	(0.00)	$(0.07)	*

Net earnings per ADS	$0.21	$0.11	86%	$0.60	$0.47	28%

Weighted average ADS outstanding—basic	68,334,657	64,531,068		67,759,562	63,010,497

Diluted net earnings (loss) per ADS:
Earnings from continuing operations	$0.19	$0.12	71%	$0.55	$0.47	18%
Loss on discontinued operations—net of tax (Note 1)	(0.00)	$(0.02)	*	(0.00)	$(0.06)	*

Net earnings per ADS	$0.19	$0.10	96%	$0.55	$0.41	36%

Weighted average ADS outstanding—diluted	73,529,129	72,931,421		73,439,494	72,859,672

*	Not meaningful

Note 3: Financial results of AppTec were consolidated as of January 31, 2008.

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008	%	2009	2008	%
GAAP gross profit—continuing operations	28,770	24,475	18%	79,169	76,067	4%
GAAP gross margin—continuing operations	41%	38%		40%	40%
Adjustments:
Share-based compensation	690	672		1,844	2,016
Amortization of acquired intangible assets	764	2,730		2,292	7,280

Non-GAAP gross profit	30,224	27,877	8%	83,305	85,363	(2)%
Non-GAAP gross margin	43%	44%		42%	45%

GAAP operating income—continuing operations	14,632	10,864	35%	38,542	35,773	8%
GAAP operating margin—continuing operations	21%	17%		20%	19%
Adjustments:
Share-based compensation	2,590	3,128		7,248	9,526
Amortization of acquired intangible assets	764	2,730		2,292	7,280

Non-GAAP operating income	17,986	16,722	8%	48,082	52,579	(9)%
Non-GAAP operating margin	26%	26%		25%	28%

GAAP net income—continuing operations	14,501	8,419	72%	40,921	34,283	19%
GAAP net margin—continuing operations	21%	13%		21%	18%
Adjustments:
Share-based compensation	2,590	3,128		7,248	9,526
Amortization of acquired intangible assets	764	2,730		2,292	7,280
Deferred tax impact related to acquired intangible assets	(296)	(1,070)		(888)	(2,854)

Non-GAAP net income	17,559	13,207	33%	49,573	48,235	3%
Non-GAAP net margin	25%	21%		25%	26%

GAAP net income	14,327	7,267	97%	40,747	29,648	37%
Add back:
Depreciation and amortization	6,620	8,798		17,247	24,324
Interest (income) expenses, net	139	(149)		45	(644)
Income tax expenses (benefit)	714	826		4,666	(1,146)

EBITDA	21,800	16,742	30%	62,705	52,182	20%
Adjustments:
Share-based compensation	2,590	3,128		7,248	9,526
Mark-to-market losses (gains) on foreign-exchange forward contracts	513	2,299		(1,706)	2,132

Adjusted EBITDA	24,903	22,169	12%	68,247	63,840	7%

Income attributable to holders of ADS (Non-GAAP):
Basic	17,559	13,207	33%	49,573	48,235	3%
Diluted	17,559	13,207	33%	49,573	48,235	3%

Basic earnings per ADS (Non-GAAP)	0.26	0.20	26%	0.73	0.77	(4)%
Diluted earnings per ADS (Non-GAAP)	0.24	0.18	32%	0.68	0.66	2%

Weighted average ADS outstanding – basic (Non-GAAP)	68,334,657	64,531,068		67,759,562	63,010,497
Weighted average ADS outstanding – diluted (Non-GAAP)	73,529,129	72,931,421		73,439,494	72,859,672

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2009	2008	%	2009	2008	%

Net revenues:
China-based Laboratory Services	47,976	37,064	29%	134,435	105,046	28%
U.S.-based Laboratory Services*	16,308	16,499	(1)%	47,934	42,558	13%

Subtotal	64,284	53,563	20%	182,369	147,604	24%

China-based Manufacturing Services	5,757	10,224	(44)%	13,774	41,433	(67)%

Total net revenues	70,041	63,787	10%	196,143	189,037	4%

*	Only eight months of revenues (February to September 2008) were included in 2008 for U.S.-based Laboratory Services because that business was acquired on January 31, 2008.

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on Tuesday, November 17, 2009, to discuss its third-quarter 2009 financial results and future prospects. The conference call may be accessed by calling:

United States: 1-866-519-4004

China (Landline): 800-819-0121

China (Mobile): 400-620-8038

Hong Kong: 800-930-346

United Kingdom: 0-808-234-6646

International: +65-6735-7955

Conference ID: 38748238

Web PIN: 8656

A telephone replay will be available two hours after the call’s completion at:

United States: 1-866-214-5335

China North: 10-800-714-0386

China South: 10-800-140-0386

Hong Kong: 800-901-596

United Kingdom: 0-800-731-7846

International: +61-2-8235-5000

Passcode: 38748238

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Use of Non-GAAP Financial Measures

We have provided three-month and nine-month 2008 and 2009 gross profit, operating income, net income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, amortization and deferred tax impact of acquired intangible assets, and discontinued operations. We also provided three-month and nine-month 2008 and 2009 adjusted EBITDA, which is the GAAP net income adjusted by adding back depreciation and amortization, interest, income taxes, share-based compensation and mark-to-market gains (losses) from foreign-currency forward contracts. We believe both management and investors benefit from referring to these non-GAAP measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing gross profit, operating income, and net income on a non-GAAP basis using a consistent method on a quarterly basis.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, anticipated full-year and fourth-quarter 2009 operating results (including estimated total net revenues, China-based Laboratory Services net revenues, Manufacturing Services net revenues, adjusted EBITDA, gross margins, and other trends), planned capital expenditure and investment levels, and the anticipated benefits of those efforts and the planned expansion of our service offerings and areas of related revenue growth.

These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among other factors, continued uncertainty in the global economy and the pressures being felt by our customers and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis; these investments may not yield the desired results; we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients; and we may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include our limited operating history; failure to generate sufficient future cash flows or secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel; and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated and pro-forma financial statements and related notes thereto included in our 2008 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our 2008 Annual Report on Form 20-F. Our results of operations for third-quarter 2009 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

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